UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

684023-10 4
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
November 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023104	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,000,555
	8	SHARED VOTING POWER

8,140,425
	9	SOLE DISPOSITIVE POWER

1,000,555
	10	SHARED DISPOSITIVE POWER

8,140,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,140,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 684023104	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

8,140,425
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,140,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,140,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 684023104	Page 4 of 6

This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012, as amended by Amendment No. 1, dated July 31, 2012 and filed on August 3, 2013, and Amendment No. 2, dated September 30, 2013 and filed on October 2, 2013 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the purchase of 143,000 shares of Common Stock by NRM VII Holdings I, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“NRM VII Holdings”) and 1,099,490 shares of Common Stock by Intrexon in an underwritten registered public offering of the Company on November 20, 2013.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

 On November 20, 2013, NRM VII Holdings utilized its working capital to purchase 143,000 shares of Common Stock in an underwritten public offering of the Company, for an aggregate purchase price of approximately $357,500, or $2.50 per share.

 Also on such date, Intrexon utilized its working capital to purchase 1,099,490 shares of Common Stock in an underwritten public offering of the Company, for an aggregate purchase price of approximately $2,748,725, or $2.50 per share.

Item 4.	Purpose of Transaction.

  Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

  NRM VII Holdings and Intrexon acquired the shares disclosed hereunder for investment purposes.

Item 5.	Interest in Securities of the Issuer.

  Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

  (a) and (b)           See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 30,506,685 shares of Common Stock issued and outstanding as of October 25, 2013, as disclosed in the Company’s Current Report on Form 10-Q dated September 30, 2013, and filed on October 25, 2013, increased by the number of shares issued in the underwritten public offering.

CUSIP No. 684023104	Page 5 of 6

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	9,140,980	26.2%	1,000,555	8,140,425	1,000,555	8,140,425
Intrexon Corporation	8,140,425	23.3%	—	8,140,425	—	8,140,425

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.  Please note that the share amounts in the table above have been adjusted to correct an immaterial clerical error in Amendment No. 2, filed on October 2, 2013.

  (c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

  (d)-(e)       Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 22, 2013, by and between Mr. Kirk and Intrexon

CUSIP No. 684023104	Page 6 of 6

SIGNATURES

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of November 22, 2013, by and between Mr. Kirk and Intrexon